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Medicure Initiates Patient Enrolment in Phase II/III
MEND-CABG Clinical Trial

Trial to Evaluate MC-1 in Patients Undergoing Coronary Artery Bypass Surgery

WINNIPEG, Manitoba – (April 5, 2004). Medicure Inc. (TSX: MPH / Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that the first patients have been enrolled in the Company’s Phase II/III MEND-CABG clinical trial. The study will evaluate the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery.

The MEND-CABG study is a placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of Medicure’s lead drug in reducing ischemic damage resulting from CABG procedures. The study’s primary efficacy parameter is the reduction in combined incidence of cardiovascular and cerebrovascular death, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including 30 days following CABG surgery. To assess the objective, the incidence in each of two dose groups – 250 mg and 750 mg per day - will be compared to the incidence in the placebo group. Secondary efficacy endpoints include evaluating the effect of MC-1 at 90 days following surgery on the same composite of events, measures of cardiac tissue damage as determined by CKMB and neurological function.

Safety will be assessed by clinical laboratory parameters, electrocardiograms, physical examinations, vital signs, and the frequency and intensity of clinical adverse events. In addition, patients will be closely monitored for signs and symptoms of drug toxicity.

The first patients were enrolled at the Montreal Heart Institute (MHI), which, along with Duke Clinical Research Institute (DCRI) will manage the trial. The Phase II component of the Phase II/III trial will enroll up to 900 patients – 300 per arm – at approximately 40 investigational sites located throughout Canada and the United States. Enrollment is expected to take up to 12 months to complete.

“The start of the CABG study signifies a major step toward the registration of MC-1 by the FDA,” stated Albert D. Friesen, PhD, Medicure’s President and Chief Executive Officer. “This trial is a key component of our strategy to establish MC-1 as a cardioprotective and neuroprotective treatment for events involving ischemia and ischemic reperfusion injury.

“Data from our MEND-1 Phase II trial last year provided significantly positive results in reducing ischemic damage in patients undergoing angioplasty procedure, and we are excited about this next important stage in the clinical development of MC-1,” added Dr. Friesen.

Jean-Claude Tardif, MD, FRCP, Associate Professor of Medicine at Montreal Heart Institute and Director, MHI Research Centre, is the trial’s Principal Investigator and Chairman of the Steering Committee. Commenting on the MEND-CABG trial, Dr. Tardif stated: "In patients with obstructive coronary artery disease, coronary artery bypass graft surgery is an effective procedure for relieving angina, increasing survival and improving the quality of life for the majority of patients. However, the procedure does carry a risk of serious adverse outcomes resulting from ischemia and reperfusion injury to cardiac and brain tissue. There is therefore a need for a pharmacological intervention that would provide further cardiovascular protection in patients undergoing CABG surgery.

“The MEND-1 trial demonstrated that MC-1 decreases the myocardial damage associated with percutaneous coronary intervention (PCI) procedures. As such, it now becomes important to evaluate the impact of longer-term treatment with MC-1 in the prevention of the adverse cardiovascular and neurovascular consequences of CABG surgery. The MEND-CABG trial represents an opportunity to evaluate this promising compound for cardiovascular and neurological protection in a significant patient population," he added.

CABG is a medical procedure performed to improve blood flow to the heart by re-routing blood around the blocked artery. Due to the high incidence of coronary artery disease worldwide, as well as the effectiveness of this surgical procedure, CABG surgery is one of the top 10 most frequently performed procedures in North America. It is estimated approximately 700,000 CABG procedures are performed every year in the United States.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company’s lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

The Company’s medicinal chemistry-based Drug Discovery Program is focused on advancing novel therapeutics to address unmet cardiovascular needs.

This News Release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com